EXHIBIT 12.1

ELDORADO RESORTS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,				Year ended December 31,
(dollars in thousands)	2017		2016		2016		2015		2014		2013		2012
	(unaudited)
Earnings available for fixed charges:
Pre-tax income from continuing operations before (income) loss from unconsolidated affiliates and noncontrolling interests	1,701		5,206		38,046		41,143		(15,156)		15,542		7,961
Add: Fixed charges (from below)	12,680		12,996		50,941		61,876		30,752		15,681		16,069
Add: Distributions from unconsolidated affiliates	—		—		—		—		509		1,626		893
Less: Capitalized interest	—		—		—		(151)		—		—		—
Less: Net loss—noncontrolling interest	—		—		—		—		103		—		—

Total Earnings available for fixed charges	14,381		18,202		88,987		102,868		16,208		32,849		24,923

Fixed charges:
Interest expense	12,680		12,996		50,941		61,725		30,752		15,681		16,069
Capitalized interest	—		—		—		151		—		—		—

Total Fixed charges	12,680		12,996		50,941		61,876		30,752		15,681		16,069

Ratio of earnings to fixed charges	1.1	x	1.4	x	1.7	x	1.7	x	0.5	x	2.1	x	1.6	x

Excess (Deficiency) of fixed charges over earnings	1,701		5,206		38,046		40,992		(14,544)		17,168		8,854